Filed Pursuant to Rule 433
Registration No. 333-222676

Term Sheet

March 27, 2020

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	3.375% Medium-Term Notes, Series B due April 1, 2030
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (under review)
S&P Global Ratings: AA- (negative watch)
CUSIP/ISIN:	89236TGY5 / US89236TGY55
Pricing Date:	March 27, 2020
Settlement Date:

April 1, 2020 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	April 1, 2030
Principal Amount:	$1,000,000,000
Benchmark Treasury:	UST 1.500% due February 15, 2030
Treasury Yield:	0.733%
Spread to Treasury:	+265 basis points
Price to Public:	99.933%
Underwriting Discount:	0.450%
Net Proceeds to Issuer:	99.483% / $994,830,000
Coupon:	3.375% per annum
Yield:	3.383%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 1 and October 1, beginning on October 1, 2020 and ending on the maturity date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent: Optional Make-Whole Redemption:

Deutsche Bank Trust Company Americas

T + 40 bps

The notes will be redeemable before their maturity, in whole or in part, at the Issuer’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

“Reference Treasury Dealer” means each of BofA Securities, Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, and two other primary U.S. Government securities dealers selected by the Issuer, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC SG Americas Securities, LLC TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. Commerz Markets LLC Fifth Third Securities, Inc. U.S. Bancorp Investments, Inc.
DTC Number:	#773
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $1,750,000,000 aggregate principal amount of 2.900% Medium-Term Notes, Series B due March 30, 2023 and (ii) $1,250,000,000 aggregate principal amount of 3.000% Medium-Term Notes, Series B due April 1, 2025 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

Additional Risk Factor

The Issuer faces various risks related to health epidemics and other outbreaks, which may have material adverse effects on the Issuer’s business, financial condition, results of operations and cash flows.

The Issuer faces various risks related to health epidemics and other outbreaks, including the global outbreak of the coronavirus (“COVID-19”). The COVID-19 pandemic, changes in consumer behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have led to disruption and volatility in the global capital markets, which has increased the Issuer’s cost of capital and adversely affected the Issuer’s ability to access the capital markets. For more information on how a disruption in the global capital markets affects the Issuer’s liquidity, please see “A disruption in our funding sources and access to the capital markets would have an adverse effect on our liquidity” under Item 1A. Risk Factors in the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2019 (“Annual Report on Form 10-K”).

In addition, the COVID-19 pandemic and restrictions intended to slow the spread of COVID-19 have adversely affected the Issuer’s business, and the business of the Issuer’s affiliate, Toyota Motor North America, Inc. (“TMNA”), and the Issuer’s ultimate parent, Toyota Motor Corporation (“TMC”), in a number of ways. Similar to relief options the Issuer has previously offered to customers and dealers impacted by natural disasters such as hurricanes, floods, tornadoes and wildfires, the Issuer is offering payment relief options to customers and dealers impacted by COVID-19, including finance contract extensions, lease deferred payments, temporary interest deferrals for dealer floorplan financing, and principal payment deferral options for dealer real estate and working capital loans, and have temporarily suspended outbound collection activities in states with state-wide stay-at-home orders and repossession activities nationwide (collectively, the “COVID-19 Relief”). Unlike the relief options offered for natural disasters, which were limited to the affected geographies, the COVID-19 Relief is being offered nationwide due to the global impact of the COVID-19 pandemic, is expected to increase the Issuer’s credit and residual value losses, and will adversely affect the Issuer’s business, financial condition, results of operations, and cash flows. The Issuer has also temporarily transitioned the majority of the Issuer’s team members to remote work arrangements, and many Toyota and Lexus dealerships have temporarily closed and more may voluntarily close, or be mandated to close, in the near future. TMNA has temporarily suspended production at all of its automobile and components plants in North America and TMC has temporarily suspended production at selected plants in countries outside of North America.

These events have disrupted the supply chains of the vehicles the Issuer finances, have caused a decline in the sale of vehicles and the Issuer’s financing and insurance products, and could ultimately have a material adverse effect on the sale of vehicles and the Issuer’s financing and insurance products. These events have also caused an increase in unemployment claims, are expected to result in decreased consumer spending, and could cause economic deterioration. In addition, these events could result in lower used vehicle prices, increased delinquencies and dealer defaults, or cause other unpredictable and adverse events. The foregoing events, and the uncertainty relating thereto, have also adversely affected the Issuer’s credit rating. For more information regarding impacts of credit rating changes on the Issuer, please see “Our borrowing costs and access to the unsecured debt capital markets depend significantly on the credit ratings of TMCC and its parent companies and our credit support arrangements” under Item 1A. Risk Factors in the Issuer’s Annual Report on Form 10-K.

If significant portions of the Issuer’s workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, facility closures, ineffective remote work arrangements or technology failures or limitations, the Issuer’s operations would be adversely impacted. Certain of the Issuer’s third-party suppliers and business partners that the Issuer relies on to deliver the Issuer’s products and services and to operate the Issuer’s business have informed us that they will be unable to perform fully, and the Issuer expects to continue to receive similar notifications from other suppliers and business partners in the near future, which could adversely impact the Issuer’s ability to operate the Issuer’s business and increase the Issuer’s costs and expenses. These increased costs and expenses may not be fully recoverable or adequately covered by insurance. The Issuer is working with its stakeholders (including customers, dealers, team members, suppliers and business partners) to assess the impact of the COVID-19 pandemic and to take actions in an effort to mitigate adverse consequences. The duration of the COVID-19 pandemic is uncertain, and the foregoing impacts and other unforeseen impacts not referenced herein, as well as the ultimate impact of the COVID-19 pandemic, are difficult to predict and could have a material adverse effect on the Issuer’s business, financial condition, results of operations and cash flows.

See also “General business, economic, and geopolitical conditions, as well as other market events, may adversely affect our business, results of operations and financial condition”, “Our results of operations and financial condition are substantially dependent upon the sale of Toyota and Lexus vehicles, as well as our ability to offer competitive financing and insurance products”, “We are exposed to customer and dealer credit risk, which could negatively affect our results of operations and financial condition”, “A failure or interruption in our operations could adversely affect our results of operations and financial condition”, and “The failure or commercial soundness of our counterparties and other financial institutions may have an effect on our liquidity, results of operations or financial condition” under Item 1A. Risk Factors in the Issuer’s Annual Report on Form 10-K.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the related prospectus supplement dated January 25, 2018 and the prospectus dated January 24, 2018; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the related prospectus supplement and prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829, SG Americas Securities, LLC toll-free at 1-855-881-2108 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

IMPORTANT - EEA AND U.K. RETAIL INVESTORS - The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the U.K. may be unlawful under the PRIIPS Regulation. This term sheet and the related prospectus supplement and prospectus have been prepared on the basis that any offer of the notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the notes. Neither this term sheet nor the related prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

EEA and the U.K.

Each of the Joint Book-Running Managers and Co-Managers represents, warrants and agrees that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to any retail investor in the EEA or in the U.K.. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II;

(ii)	a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

This term sheet and the related prospectus supplement and prospectus have been prepared on the basis that any offer of the notes in any Member State of the EEA or in the U.K. will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the notes. Neither this term sheet nor the related prospectus supplement and prospectus is a prospectus for the purposes of the Prospectus Directive.

Singapore

This term sheet and the related prospectus supplement and prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289) of Singapore (“SFA”). Accordingly, each Joint Book-Running Manager and Co-Manager has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this term sheet, the related prospectus supplement and prospectus, or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-

based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the notes pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation), or Section 276(4)(i)(B) of the SFA (in the case of that trust); (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of the Issuer’s obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this term sheet, the related prospectus supplement, prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this term sheet nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.